FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
[redacted] 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

07020521

Our Ref.: S/7911/94 LTO/kk

3 JAN 2007

Securities and Exchange Commission
Office of International Corporation Fina.
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

SUPPL

RECEIVED

Dear Sirs,

We are instructed to enclose herewith copy of an announcement dated 3 January 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

PROCESSED
JAN 25 2007
THOMSON
FINANCIAL

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dlw 1/24

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

CONNECTED TRANSACTION

ACQUISITION OF THE ENTIRE INTEREST IN BLUE SWORD (GROUP) COMPANY LIMITED

The directors of China Resources Enterprise, Limited announced that on 3 January, 2007, CR Snow, a 51 per cent. owned subsidiary of the Company, entered into the Agreement with all the holders of equity interest in Blue Sword for the acquisition of the entire equity interest in Blue Sword. The consideration is RMB2,500 million which will be satisfied by cash. Blue Sword currently owns, among other things, 38 per cent. in 14 brewery companies in the Sichuan Province of Chinese Mainland with the remaining 62 per cent. owned by CR Snow. Blue Sword will, prior to completion of this Acquisition, carry out a reorganisation whereby all the non-brewery related assets and all liabilities will be transferred out of Blue Sword, and the assets of Blue Sword as at completion of this Acquisition will mainly consist of the 38 per cent. interest in the 14 brewery companies in Sichuan and a 100 per cent. interests in a brewery company in the Guizhou Province of the Chinese Mainland.

Part of the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules as two of the shareholders of Blue Sword who together have a beneficial interest in approximately 10.65 per cent. of the equity interest in Blue Sword are also directors in the brewery companies in Sichuan which are the subsidiaries of CR Snow and they will receive the same percentage interest in the Consideration which is RMB266.25 million. These two persons are regarded as connected persons and, for the portion of the transaction which is attributable to these connected persons, each of the applicable percentage ratios under rule 14.07 of the Listing Rules is below 2.5 per cent. Therefore, the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to the reporting and announcement requirements as set out in Rules 14A.45 and 14A.47 of the Listing Rules.

THE AGREEMENT DATED 3 JANUARY, 2007

Vendor: The Selling Shareholders

Purchaser: CR Snow

Assets to be acquired: 100 per cent. equity interest in Blue Sword

Consideration: RMB2,500 million

Payment arrangement: The Consideration shall be satisfied in cash and payable by two instalments:

(i) 30 per cent. of the Consideration (RMB750 million) shall be payable within 10 business days after the grant of the approval certificates by the relevant government authorities approving the conversion of Blue Sword into a wholly-owned foreign enterprise owned by CR Snow as required under PRC law; and

(ii) 70 per cent. of the Consideration (RMB1,750 million) shall be payable within 20 business days after the grant of the new business license by the relevant government authorities showing Blue Sword is wholly-owned by CR Snow.

It is expected that the entire consideration shall be payable within the first quarter of 2007.

Conditions: Completion is subject to, among other things, the following Conditions being satisfied:

(i) the Reorganisation has been completed;

(ii) the Selling Shareholders are the owners of the entire equity interest in Blue Sword and each of them has complied with all relevant laws in relation to the payment of capital;

(iii) no disputes in relation to the ownership of the equity interest in Blue Sword;

(iv) the Selling Shareholders have passed resolutions approving the transfer of the equity interest in Blue Sword to CR Snow;

(v) each of the Selling Shareholders have waived its right of first refusal in relation to the equity interest being disposed;

(vi) all relevant agreements relating to the Reorganisation have been disclosed to CR Snow;

(vii) there are no charges or any third party rights relating to the equity interests to be

BASIS OF CONSIDERATION

The consideration of RMB2,500 million has been arrived at after arm's length negotiations between CR Snow and the Selling Shareholders after taking into account the assets of Blue Sword after the Reorganisation, the historic profits and the price per kilolitre production capacity of the Joint Venture Companies, the strategic importance of the Joint Venture Companies, future prospects and the prevailing commercial and business conditions in which CR Snow operates. The Acquisition has been unanimously approved at a meeting of the board of directors of CR Snow attended by representatives from the Company and the other shareholder of CR Snow, SABMiller Asia Limited.

The directors of the Company (including the independent non-executive directors) consider the terms of the Agreement, which were reached based on arm's length negotiations, to be on normal commercial terms, fair and reasonable and in the interests of the Company and its shareholders as a whole.

REASONS FOR THE ACQUISITION

Blue Sword's main assets after the Reorganisation will be its 38 per cent. equity interest in the Joint Venture Companies. The Joint Venture Companies are engaged in the production and sale of the "藍劍 (Blue Sword)" brand beer and CR Snow's own "雪花 (SNOW)" brand beer in the Sichuan Province and its neighbouring regions. The "藍劍 (Blue Sword)" brand is a popular brand in the Sichuan Province. The Directors consider that it would be beneficial for the Group to consolidate its interests in the Joint Venture Companies given the performance of these breweries and the opportunity to further enhance the operational efficiency by consolidating the management and operations of these breweries. In addition, the Acquisition will further enhance the control of the Group in the management and operations of the Joint Venture Companies.

INFORMATION ABOUT THE COMPANY

The Company is a company listed on the Stock Exchange, with business emphasis on the consumer business in Chinese Mainland and Hong Kong. The Group's core activities are retail, beverage, food processing and distribution, textile and property investments. It also has businesses in petroleum and related products distribution as well as other investments.

GENERAL

Part of the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules as two of the Selling Shareholders who together have a beneficial interest in approximately 10.65 per cent. of the equity interest in Blue Sword are also directors in the Joint Venture Companies which are the subsidiaries of CR Snow and they will receive the same percentage interest in the Consideration which is RMB266.25 million. These two persons are regarded as connected persons and, for the portion of the transaction which is attributable to these connected persons, each of the applicable percentage ratios under rule 14.07 of the Listing Rules is below 2.5 per cent. Therefore, the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to the reporting and announcement requirements as set out in Rules 14A.45 and 14A.47 of the Listing Rules.

The Board noted the recent increases in the price and trading volume of the shares of the Company and wishes to state

Conditions:	Completion is subject to, among other things, the following Conditions being satisfied: (i) the Reorganisation has been completed; (ii) the Selling Shareholders are the owners of the entire equity interest in Blue Sword and each of them has complied with all relevant laws in relation to the payment of capital; (iii) no disputes in relation to the ownership of the equity interest in Blue Sword; (iv) the Selling Shareholders have passed resolutions approving the transfer of the equity interest in Blue Sword to CR Snow; (v) each of the Selling Shareholders have waived its right of first refusal in relation to the equity interest being disposed; (vi) all relevant agreements relating to the Reorganisation have been disclosed to CR Snow; (vii) there are no charges or any third party rights relating to the equity interests to be disposed; and (viii) the approval of the Agreement and the grant of the required approval certificate by the relevant government authorities.
Completion:	Subject to the terms of the Agreement and the fulfillment of the Conditions, the Completion will take place within five business days after the satisfaction of the Conditions.
Indemnity:	The Selling Shareholders have agreed to indemnify CR Snow if Blue Sword has any liabilities arisen due to matters that exist before the date of Completion. This indemnity will last for 30 months from the date of Completion and will last for ten years if the liabilities are tax related.
Restrictive covenant:	The Selling Shareholders have agreed not to make any investment in the beer industry in the Sichuan Province, Guizhou Province and Chongqing City of the Chinese Mainland. This restrictive covenant has no specific time limit.

INFORMATION ON BLUE SWORD AND THE REORGANISATION

CR Snow started its operations in the Sichuan Province in 1997 and started to joint venture with Blue Sword which is based in the Sichuan Province in 2001. Blue Sword is a company incorporated in the PRC which owns, amongst other things, 38 per cent. equity interest in the Joint Venture Companies and the Guizhou Company. CR Snow owns the remaining 62 per cent. in the Joint Venture Companies. The Joint Venture Companies have a predominant position in Sichuan Province's beer market. The annual production capacity of the Joint Venture Companies, consisting of 13 breweries in operation, is approximately 1.56 million kilolitres. A new brewery with an estimated annual production capacity of 160,000 kilolitres is under construction and is expected to commence production in June 2007. The sales volume of the Joint Venture Companies for the year 2005 and the nine months ended 30 September, 2006 amounted to approximately 908,000 kilolitres and 1,026,000 kilolitres, respectively. The annual production capacity of the Guizhou Company is approximately 80,000 kilolitres. The sales volume of the Guizhou Company for the year 2005 and the nine months ended 30 September, 2006 amounted to approximately 41,000 kilolitres and 43,000 kilolitres, respectively.

Apart from the investment in the Joint Venture Companies, Blue Sword is also engaged in various other businesses and investments. The Selling Shareholders have agreed to carry out the Reorganisation so that all the non-brewery related assets and all liabilities will be transferred out of Blue Sword. After the Reorganisation, the assets of Blue Sword will consist of RMB100 million cash, the 38% equity interest in the Joint Venture Companies, 100 per cent. equity interest in the Guizhou Company and the "Blue Sword" trademarks. Blue Sword should also be cleared of all kinds of liabilities whether relating to tax, employees or otherwise. It is one of the Conditions for Completion that the Reorganisation is completed.

Below is the unaudited combined net profits before and after taxation attributable to the assets which are the subject of the Acquisition in the relevant periods based on the generally accepted accounting principles in Hong Kong.

	Nine months ended 30/09/2006 HK$'M	Nine months ended 30/09/2005 HK$'M	Year ended 31/12/2005 HK$'M	Year ended 31/12/2004 HK$'M
Net profit before taxation				
Joint Venture Companies (100%)	446.0	265.4	270.1	208.5
38% thereon	169.5	100.9	102.6	79.2
Guizhou Company	0.2	0.1	0.3	0.1
	169.7	101.0	102.9	79.3
Net profit after taxation				
Joint Venture Companies (100%)	395.9	255.3	251.3	179.5
38% thereon	150.4	97.0	95.5	68.2
Guizhou Company	0.1	0.1	0.2	0.0
	150.5	97.1	95.7	68.2

As at 30 September, 2006, the unaudited combined book value of the assets which are the subject of the Acquisition was approximately HK$584.6 million.

Before the acquisition, CR Snow owns 62 per cent. in the Joint Venture Companies and results of the Joint Venture Companies have been consolidated in the accounts of CR Snow. After the acquisition, CR Snow will own 100 per cent. of Blue Sword and the results of Blue Sword will be consolidated in the accounts of CR Snow, including the other 38 per cent. in the Joint Venture Companies not presently owned by CR Snow.

breweries. In addition, the Acquisition will further enhance the control of the Group in the management and operations of the Joint Venture Companies.

File No.82-4177

INFORMATION ABOUT THE COMPANY

The Company is a company listed on the Stock Exchange, with business emphasis on the consumer business in Chinese Mainland and Hong Kong. The Group's core activities are retail, beverage, food processing and distribution, textile and property investments. It also has businesses in petroleum and related products distribution as well as other investments.

GENERAL

Part of the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules as two of the Selling Shareholders who together have a beneficial interest in approximately 10.65 per cent. of the equity interest in Blue Sword are also directors in the Joint Venture Companies which are the subsidiaries of CR Snow and they will receive the same percentage interest in the Consideration which is RMB266.25 million. These two persons are regarded as connected persons and, for the portion of the transaction which is attributable to these connected persons, each of the applicable percentage ratios under rule 14.07 of the Listing Rules is below 2.5 per cent. Therefore, the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to the reporting and announcement requirements as set out in Rules 14A.45 and 14A.47 of the Listing Rules.

The Board noted the recent increases in the price and trading volume of the shares of the Company and wishes to state that it is not aware of any reasons for such increases other than the Acquisition. Apart from the Acquisition, the Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Listing Rules neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09, which is or may be of a price sensitive nature.

DEFINITIONS

"Acquisition"	The acquisition of the 100 per cent. equity interest in Blue Sword by CR Snow
"Agreement"	A sale and purchase agreement dated 3 January, 2007 between CR Snow and the Selling Shareholders relating to the Acquisition
"Blue Sword"	藍劍（集團）有限責任公司(Blue Sword (Group) Company Limited), a company established in the PRC with limited liability
"Board"	the board of directors of the Company
"Company"	China Resources Enterprise, Limited (Stock Code: 291), a company incorporated in Hong Kong and listed on the Stock Exchange
"Completion"	Completion of the Agreement, being five business days after the satisfaction of the Conditions
"Conditions"	the condition precedents for the Completion
"Consideration"	RMB2,500 million, being the consideration for the acquisition of Blue Sword by CR Snow
"CR Snow"	China Resources Snow Breweries Limited, a company incorporated in the British Virgin Islands, and a 51 per cent. owned subsidiary of the Company
"Employee Shareholding Association"	a legal entity established under the laws of the People's Republic of China representing a group of employees of Blue Sword and owns approximately 44 per cent. of the equity interest in Blue Sword and one of the Selling Shareholders
"Group"	the Company and its subsidiaries
"Guizhou Company"	四川藍劍集團（貴州）瀑布啤酒有限公司, a PRC incorporated company which will be wholly-owned by Blue Sword after the Reorganisation
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Joint Venture Companies"	the 14 brewery companies incorporated in the Sichuan Province of the Chinese Mainland with 62 per cent. owned by CR Snow and the remaining 38 per cent. owned by Blue Sword
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Reorganisation"	the reorganisation of the assets and liabilities of Blue Sword so that Blue Sword's assets and liabilities will be as described in the paragraph headed "Information on Blue Sword and the Reorganisation" after the completion of this reorganisation
"Selling Shareholders"	The 49 individuals and the Employee Shareholding Association which own the entire equity interest in Blue Sword
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 3 January, 2007

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.